UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K/A

(Amendment No. 1)

[X]                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2015

OR

[  ]                              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number   1-2402

A.                                Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Explanatory Paragraph

This Form 11-K/A is being filed to include the electronic signature of Hormel Foods Corporation’s Independent Registered Public Accounting Firm on the Report of Independent Registered Public Accounting Firm, which was inadvertently omitted from the original filing.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Audited Financial Statements and Supplemental Schedule

Years Ended October 25, 2015 and October 26, 2014

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 25, 2015 and October 26, 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2015 and October 26, 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Hormel Foods Corporation Tax Deferred Investment Plan A’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Minneapolis, Minnesota	/s/ Ernst & Young LLP
April 21, 2016

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 25, 2015	October 26, 2014
Assets
Investments:
Investments at fair value	$548,681,146	$498,372,652
Investments at contract value	148,564,168	141,181,477
Total investments	697,245,314	639,554,129
Receivables:
Contributions from Hormel Foods Corporation	223,193	12,466
Contributions from participants	459,244	303,688
Promissory notes from participants	11,603,296	11,318,909
Total receivables	12,285,733	11,635,063
Net assets available for benefits	$709,531,047	$651,189,192

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 25, 2015	Year Ended October 26, 2014
Additions:
Contributions from Hormel Foods Corporation	$4,204,400	$3,758,079
Contributions from participants	30,513,967	28,293,779
Employee rollover	5,901,292	3,644,931
Investment income	12,901,536	11,067,619
Interest income – promissory notes receivable	589,338	577,517
Total additions	54,110,533	47,341,925

Deductions:
Distributions	35,229,511	28,746,878
Administrative expenses	182,273	129,548
Total deductions	35,411,784	28,876,426

Net realized and unrealized appreciation in fair value of investments	39,643,106	37,640,417
Net additions	58,341,855	56,105,916
Net assets available for benefits at beginning of year	651,189,192	595,083,276
Net assets available for benefits at end of year	$709,531,047	$651,189,192

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements

October 25, 2015

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of October 25, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 3 – Fair Value Measurements of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits as of October 25, 2015 and October 26, 2014.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of October 25, 2015 and has applied the provisions retrospectively. The Plan is not adopting the provisions of ASU 2015-12 Part III.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the Compensation Committee of the Board of Directors of the Company. See Note 3 Fair Value Measurements for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a contributory, defined-contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during those six months.

Employees who have not made a retirement savings election shall be deemed to have automatically elected to contribute to the Plan at the automatic enrollment percentage (currently 5%). Participants who make a retirement savings election can authorize a deduction of 1% to

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants also may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the plan years ended October 25, 2015 and October 26, 2014.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested, except for Dan’s Prize Inc. employees who have a three-year cliff vesting schedule for employer discretionary contributions. Forfeitures used to reduce employer contributions for the years ended October 25, 2015 and October 26, 2014, were $4,729 and $2,056, respectively.

Benefits are payable upon termination of service in various forms of distribution equal to the vested value of a participant’s account. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Principal and interest are paid ratably through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

On November 21, 2011, the Plan adopted a 401(k)/401(m) safe harbor matching formula that is effective for the plan year beginning October 31, 2016. Beginning on that date, the Company will match 100% of the first 3% of eligible compensation plus 50% of the next 2% of eligible compensation. The matching contributions will be contributed no later than the last day of

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

the fiscal plan year quarter following the plan year quarter in which the employee’s contribution was made.

On October 3, 2014, the Committee amended the Plan, effective August 11, 2014, the date Hormel Foods Corporation acquired CytoSport, Inc., to provide eligibility for the CytoSport, Inc. salaried employees in the Plan and allow hours of employment service with CytoSport, Inc. prior to the acquisition date to count towards eligibility and vesting in the Plan.

On June 15, 2015, the Committee amended the Plan, effective July 13, 2015, the date Hormel Foods Corporation acquired Applegate Farms, LLC, to provide eligibility for the Applegate Farms, LLC salaried and office hourly employees in the Plan as follows:  (i) hours of employment service with Applegate Farms, LLC prior to the acquisition shall be credited for purposes of determining eligibility and vesting in the Plan; and (ii) allow employees who were eligible to participate in Applegate Farms’ 401 (k) plan immediately prior to July 13, 2015, and who were employed on the acquisition date, to be eligible for the Plan on July 13, 2015.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                   Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                   Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

•                   Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 21% and 17% of the total investments in the Plan at October 25, 2015 and October 26, 2014, respectively.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Separate Trust Accounts – Mutual Funds

The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions.

•                   The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                   The international equities investment includes a mix of predominately foreign common stocks and cash.

•                   The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions.

•                   The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                   The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                   The international equities fund includes a mix of predominately foreign common stocks and cash.

•                   The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 25, 2015 and October 26, 2014, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 25, 2015
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Nonpooled separate account:
Hormel Foods Corporation Stock Fund	$144,099,689	$144,099,689	$–	$–

Self-directed brokerage accounts	15,586,640	15,586,640	–	–
Total investments in the fair value hierarchy	159,686,329	$159,686,329	$–	$–

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	146,402,232
Collective trusts	242,592,585
Total separate trust accounts	388,994,817
Total investments at fair value	$548,681,146

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Nonpooled separate account:
Hormel Foods Corporation Stock Fund	$111,798,851	$111,798,851	$–	$–

Self-directed brokerage accounts	15,863,349	15,863,349	–	–
Total investments in the fair value hierarchy	127,662,200	$127,662,200	$–	$–

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	159,532,036
Collective trusts	211,178,416
Total separate trust accounts	370,710,452
Total investments at fair value	$498,372,652

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contract

The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract.  This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor.  The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and  therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 25, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the plan year ended October 28, 2012.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–                collective trust funds managed by State Street Global Markets, LLC;

–                common stock of Hormel Foods Corporation; and

–                General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

In addition, State Street Global Markets, LLC also managed the self-directed brokerage accounts and offered a money market investment for these accounts through June 30, 2014.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

7. Related Parties (continued)

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8.  Subsequent Events

Management evaluated subsequent events for the Plan through April 21, 2016, the date the financial statements were available to be issued.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 41-0319970 Plan Number: 050

October 25, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	1,725,033 units	$144,099,689

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	7,003,476 units	148,564,168

Separate trust accounts:
State Street Corporation*:
BlackRock Equity Index S&P 500	2,124,973 units	28,499,549
BlackRock LifePath Index 2020	2,828,164 units	31,102,966
BlackRock LifePath Index 2025	3,309,233 units	36,806,809
BlackRock LifePath Index 2030	2,595,713 units	29,176,746
BlackRock LifePath Index 2035	2,146,732 units	24,358,660
BlackRock LifePath Index 2040	1,768,345 units	20,210,871
BlackRock LifePath Index 2045	1,131,473 units	13,017,887
BlackRock LifePath Index 2050	825,783 units	9,567,837
BlackRock LifePath Index 2055	387,807 units	4,514,976
BlackRock LifePath Index Retirement	1,783,711 units	19,246,691
BlackRock MSCI ACWI ex-US Index	255,115 units	2,591,387
BlackRock Russell 2500 Index	293,755 units	3,678,192
BlackRock US Debt Index	283,493 units	2,979,321
DFA US Large Cap Value Fund	4,405,512 units	42,992,889
Dodge & Cox International Stock Fund	2,003,455 units	27,617,628
Harbor Capital Appreciation	2,950,445 units	44,008,633
Prudential Core Plus Bond CIT	1,662,236 units	16,840,692
Wasatch Small Cap Growth Fund	1,120,170 units	16,240,622
Wells Fargo Advantage Intrinsic Small Cap Value	1,256,799 units	15,542,461
Total separate trust accounts		388,994,817

Self-directed brokerage assets		15,586,640

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 10.25%	11,603,296
Total assets (held at end of year)		$708,848,610

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date: April 21, 2016	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm